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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
 CAPITOL BAY MANAGEMENT, INC.                   MORROW SNOWBOARDS, INC.      (MRRWE)           ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
2424 PROFESSIONAL DRIVE                         680308736                SEPTEMBER 1999***
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ___Form filed by One Reporting Person
                                                                           (Month/Year)       _X_Form filed by More than One
  ROSEVILLE,    CALIFORNIA          95661                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3 and 4)              Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock                        09/30/1999    X             01, 02     A       $.25       04                04         04
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Common Stock                        10/09/1999    C    V***     01, 03     A        $.25      04                04         04
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Stock Option                            $.25       09/30/1999  X                01         02       Immediately  04
(Right to Buy)
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Convertible                             $.25       10/09/1999  C       V***     01         03       Immediately  04
Promissory Note
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock         01, 02            $.25        04               04            04
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Common Stock         01, 03            $.25        04               04            04
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INSTRUCTION 4(b)(v) LIST OF OTHER REPORTING PERSONS:

* This statement is being filed by Capitol Bay Management, Inc. ("CBM"); Capitol Bay Securities, Inc. ("CBS"); Capitol Bay Group, Inc. ("CBG"); and Stephen C. Kircher ("Mr. Kircher") (collectively the "Reporting Persons"). The principal business address of each of the Reporting Persons is 2424 Professional Drive, Roseville, CA 95661.

Explanation of Responses:

01:     On March 30, 1999, certain trade creditors of Morrow Snowboards, Inc.
("MSI") filed an involuntary petition for relief under Chapter 7 of the United States Bankruptcy Code in the District of Oregon ("Involuntary Petition"). MSI reached a settlement with such creditors pursuant to which MSI and the creditors filed a joint motion to dismiss the Involuntary Petition. On April 27, 1999, MSI's Board of Directors authorized MSI to enter into a binding Memorandum of Understanding ("MOU") with CBM whereby CBM would provide MSI with additional financing to be used as working capital. Pursuant to the MOU, CBM purchased from MSI's then lender, Foothill Capital Corporation ("Foothill"), Foothill's secured lender position. As set forth in the MOU, upon dismissal of the Involuntary Petition, which became final on June 28, 1999, CBM may elect to convert $500,000 of the Foothill loan into 2,000,000 shares of Common Stock ("Shares") (as presently constituted), contingent upon CBM performing its agreements under the MOU. On July 9, 1999, MSI's Board of Directors determined that such conditions have been met to allow the conversion of the loan and also authorized the sale of an additional 1,000,000 Shares at $.25 per Share. There were no exercise or expiration dates restricting the purchase of derivative securities set forth herein.

02:     On September 30, 1999, CBM exercised the Rights and purchased
1,000,000 Shares at $.25 per Share.

03:     On October 9, 1999, CBM consummated the conversion of the loan into
2,000,000 Shares.

04:     CBM may be deemed to own beneficially and directly 3,000,000 shares.
CBM is a wholly-owned subsidiary of CBG and CBG is majority-owned by Mr. Kircher. CBG and Mr. Kircher may be deemed to own beneficially and indirectly such 3,000,000 shares. CBG and Mr. Kircher each disclaim beneficial ownership of such shares owned by CBM except to the extent of pecuniary interest therein.

         As of the date hereof, CBS may be deemed to beneficially own 232,900 Shares, all of which are currently held in inventory for client accounts and with respect to which CBS or its employees may have voting or investment discretion, or both ("Managed Accounts"). CBS disclaims beneficial ownership of the Shares held in Managed Accounts. CBS is a wholly-owned subsidiary of CBG and CBG is majority-owned by Mr. Kircher, each of which disclaim any beneficial ownership with respect to such Shares.

Signatures:

Date:             October 13, 1999

CAPITOL BAY MANAGEMENT, INC.


By:      /s/ Stephen C. Kircher
         ----------------------------
         Stephen C. Kircher
         President


CAPITOL BAY SECURITIES, INC.


By:      /s/ Stephen C. Kircher
         ----------------------------
         Stephen C. Kircher
         President


CAPITOL BAY GROUP, INC.


By:      /s/ Stephen C. Kircher
         ----------------------------
         Stephen C. Kircher
         President


By:      /s/ Stephen C. Kircher
         ----------------------------
         Stephen C. Kircher
         as an individual

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE
  FEDERAL CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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